UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 17, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Intermolecular, Inc.

File No. 333-175877 - CF#27096

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     Intermolecular, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on July 29, 2011, as amended.

     Based on representations by Intermolecular, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.3	through July 29, 2016
Exhibit 10.4	through July 29, 2016
Exhibit 10.5	through July 29, 2016
Exhibit 10.6	through July 29, 2016
Exhibit 10.7	through July 29, 2016
Exhibit 10.8	through July 29, 2016
Exhibit 10.9	through July 29, 2016
Exhibit 10.10	through July 29, 2016

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel